

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 10, 2008

VIA U.S. MAIL AND FAX (732) 584-5297

David Bassin, Chief Financial Officer
inVentiv Health, Inc.
200 Cottontail Lane Vantage Court North
Somerset, NJ 08873

> **Re:** **inVentiv Health, Inc**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-30318**
> **Schedule 14A**
> **Filed April 29, 2008**
> **File No. 000-30318**

Dear Mr. Bassin:

We have reviewed your response letter dated September 24, 2008, and have the following additional comments.

Schedule 14A Filed April 29, 2008

Annual Bonus

1.   We note your response to comment 5 of our letter dated September 8, 2008. The non-discretionary portion represents a substantial component of your overall compensation arrangements. Therefore, the financial targets that determine this component appear to be material to investors' understanding of your executive compensation arrangements.

We are unable to agree that these targets constitute confidential information that would cause competitive harm if disclosed. Your financial targets are derived from information that is disclosed on a historical basis in your financial statements and therefore do not appear to be proprietary. Moreover, the competitive harms you have cited could apply to the financial targets of any company.   Please provide this information to us as previously requested and confirm that you will include comparable disclosure in your future filings.

2.   We note your response to comment 6. Please identify the non-quantitative goals and objectives established by the Committee for each of the named executive

officers. In addition, to the extent total bonuses exceed the sum of the non-discretionary bonus component and the maximum discretionary bonus component available under the plan, please explain the Committee's reasons for awarding bonuses above those thresholds.

*　　*　　*　　*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3785 with any questions.

Sincerely,

Karen Garnett
Assistant Director